--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            ------------------------
                            SMARTFLEX SYSTEMS, INC.
                           (Name of Subject Company)
                            ------------------------
                     SATURN ELECTRONICS & ENGINEERING, INC.
                             SSI ACQUISITION CORP.
                                   (Bidders)
                            ------------------------
                         COMMON STOCK, $.0025 PAR VALUE
                         (Title of Class of Securities)
                                  83169K 10 8
                     (CUSIP Number of Class of Securities)
                            ------------------------
                           MR. WALLACE K. TSUHA, JR.
                     SATURN ELECTRONICS & ENGINEERING, INC.
                               255 REX BOULEVARD
                          AUBURN HILLS, MICHIGAN 48326
                                 (248) 853-5724

           (Name, Address And Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:

                                 DONALD J. KUNZ
                       HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                            DETROIT, MICHIGAN 48226
                            ------------------------
                                  JULY 6, 1999
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------------------
          $70,643,517                                    $14,128.70
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

 * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 6,493,994 shares of common stock, $.0025 par value, of the Company (the "Shares"), at a price per Share of $10.50 in cash. Such number of shares represents all the Shares outstanding as of July 6, 1999. The amount also includes the amount paid to holders of Company stock options in connection with the transaction.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the aggregate Shares purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None
Filing Party: Not Applicable
Form or Registration No.: Not Applicable
Date Filed: Not Applicable

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-----------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           Saturn Electronics & Engineering, Inc.
-----------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP       (a) [ ]
                                                                (b) [X]
-----------------------------------------------------------------------
    3      SEC USE ONLY
-----------------------------------------------------------------------
    4      SOURCES OF FUNDS
           BK
-----------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                     PURSUANT TO ITEMS 2(e) OR 2(f) [ ]
-----------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION
           Michigan
-----------------------------------------------------------------------
    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           534,808* (Common Stock)
-----------------------------------------------------------------------
    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
-----------------------------------------------------------------------
    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           7.9%**
-----------------------------------------------------------------------
   10      TYPE OF REPORTING PERSON
           CO
-----------------------------------------------------------------------

----------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           SSI Acquisition Corp.
----------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (a) [ ]
                                                                                       (b) [X]
----------------------------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------------------------
    4      SOURCES OF FUNDS
           BK
----------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or
           2(f)   [ ]
----------------------------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION
           Delaware
----------------------------------------------------------------------------------------------
    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           534,808*(Common Stock)
----------------------------------------------------------------------------------------------
    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES            [ ]
----------------------------------------------------------------------------------------------
    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           7.9%**
----------------------------------------------------------------------------------------------
   10      TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           Wallace K. Tsuha, Jr.
----------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [
           ]
                                                                                       (b) [X]
----------------------------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------------------------
    4      SOURCES OF FUNDS
           BK, PF
----------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or
           2(f)   [ ]
----------------------------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION
           U.S.
----------------------------------------------------------------------------------------------
    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           536,308***(Common Stock)
----------------------------------------------------------------------------------------------
    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES              [
           ]
----------------------------------------------------------------------------------------------
    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           8.0%**
----------------------------------------------------------------------------------------------
   10      TYPE OF REPORTING PERSON
           IN
----------------------------------------------------------------------------------------------

  * On July 6, 1999, Saturn Electronics & Engineering, Inc. (the "Parent") and SSI Acquisition Corp., a wholly owned subsidiary of the Parent (the "Purchaser"), entered into Stock Tender and Voting Agreements (the "Stockholder Agreements") with certain stockholders (the "Stockholders") of Smartflex Systems, Inc. (the "Company"), who beneficially own 534,808 shares of common stock, $.0025 par value, of the Company (the "Shares") in the aggregate, or approximately 7.9% of the Shares outstanding as of July 6, 1999. Under the Stockholder Agreements, each Stockholder has agreed to validly tender the Shares beneficially owned by it, as well as any Shares subsequently acquired by it, into the Offer (as defined below), and not to withdraw such Shares from the Offer. The Purchaser's right to purchase the Shares subject to the Stockholder Agreements is reflected in Rows 7 and 9 of each of the tables above. Pursuant to the Stockholder Agreements, each Stockholder has also delivered an irrevocable proxy to the Parent and certain of the Parent's affiliates to vote the Shares subject to the Stockholder Agreements in favor of the Merger (as defined in the Offer to Purchase), the adoption by the Company of the Agreement and Plan of Merger dated as of July 6, 1999 among the Purchaser, the Parent and the Company (the "Merger Agreement"), and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and have agreed to vote against (a) any action or agreement that would result in a breach of any covenant or any representation or warranty or any other obligation or agreement of the Company under or pursuant to the Merger Agreement and (b) any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. The Merger Agreement and the Stockholder Agreements are described more fully in Section 12 ("The Merger Agreement and The Stockholder Agreements") of the Offer to Purchase dated July 14, 1999 (the "Offer to Purchase"), filed as Exhibit (a)(1) hereto.

 ** Based on a representation of the Company in the Merger Agreement.

*** Includes 1,500 Shares directly owned by Wallace K. Tsuha, Jr., and 534,808
    Shares beneficially owned by Wallace K. Tsuha, Jr., as the chairman and majority shareholder of the Parent, pursuant the Purchaser's right to purchase the Shares subject to the Stockholder Agreements.

     This Schedule 14D-1 Tender Offer Statement and Schedule 13D (this "Statement") relates to the offer by SSI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Saturn Electronics & Engineering, Inc., a Michigan corporation (the "Parent"), to purchase all issued and outstanding shares of common stock, $.0025 par value (the "Shares"), of Smartflex Systems, Inc. a Delaware corporation (the "Company"), at $10.50 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Smartflex Systems, Inc., a Delaware corporation, which has its principal executive offices at 14312 Franklin Avenue, Tustin, California 92781.

     (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by the Purchaser, a Delaware corporation, the Parent, a Michigan corporation, and Wallace K. Tsuha, Jr., an individual and the President, Chief Executive Officer, Chairman and shareholder of the Parent, for purposes of Schedule 14D-1 and Schedule 13D. Information concerning the principal business and the address of the principal offices of the Applicable Persons is set forth in Section 9 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Applicable Persons are set forth in Schedule I ("Directors and Executive Officers of the Parent and the Purchaser") to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and the Parent") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("The Merger Agreement and the Stockholder Agreements") and Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction and Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in the Introduction, Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") and Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and the Parent"), Section 12 ("The Merger Agreement and The Stockholder Agreements") and Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S
SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and the Parent"), Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("The Merger Agreement and the Stockholder Agreements") and Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("The Merger Agreement and the Stockholder Agreements") and Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c), (e) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and the Stockholder Agreements, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(3) through
(c)(13), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated July 14, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement dated July 14, 1999.

     (a)(8) Text of Press Release dated July 7, 1999 issued by the Company.

     (b)(1) Commitment Letter, dated July 2, 1999, from Comerica Bank to Parent.

     (c)(1) Agreement and Plan of Merger dated as of July 6, 1999 among the Parent, the Purchaser and the Company.

     (c) (2) Confidentiality Agreement, dated February 2, 1999, as amended on February 3, 1999, between Parent and the Company.

     (c) (3)  Stock Tender and Voting Agreement with William L. Healey.

     (c) (4)  Stock Tender and Voting Agreement with William E. Bendush.

     (c) (5)  Stock Tender and Voting Agreement with Alan V. King.

     (c) (6)  Stock Tender and Voting Agreement with William A. Klein.

     (c) (7)  Stock Tender and Voting Agreement with Gary E. Liebl.

     (c) (8)  Stock Tender and Voting Agreement with Anthony R. W. Richardson.

     (c) (9)  Stock Tender and Voting Agreement with John W. Hohener.

     (c) (10) Stock Tender and Voting Agreement with Richard D. Bell.

     (c) (11) Stock Tender and Voting Agreement with James Cogan.

     (c) (12) Stock Tender and Voting Agreement with Christopher Rollison.

     (c) (13) Stock Tender and Voting Agreement with Cheryl Moreno.

     (d)      None.

     (e)      Not applicable.

     (f)      None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1999

                                          SATURN ELECTRONICS & ENGINEERING, INC.

                                          By: /s/ WALLACE K. TSUHA, JR.

                                            ------------------------------------
                                            Name: Wallace K. Tsuha, Jr.
                                            Title: President

                                          SSI ACQUISITION CORP.

                                          By: /s/ WALLACE K. TSUHA, JR.

                                            ------------------------------------
                                            Name: Wallace K. Tsuha, Jr.
                                            Title: President

                                          /s/ WALLACE K. TSUHA JR.

                                          --------------------------------------
                                          Wallace K. Tsuha Jr.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
(a)(1)     Offer to Purchase dated July 14, 1999.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(7)     Form of Summary Advertisement dated July 14, 1999.
(a)(8)     Text of Press Release dated July 7, 1999 issued by the
           Company.
(b)(1)     Commitment Letter, dated July 2, 1999, from Comerica Bank to
           Parent.
(c)(1)     Agreement and Plan of Merger dated as of July 6, 1999 among the Parent, the Purchaser and the Company.
(c)(2)     Confidentiality Agreement, dated February 2, 1999, as
           amended on February 3, 1999, between Parent and the Company.
(c)(3)     Stock Tender and Voting Agreement with William L. Healey.
(c)(4)     Stock Tender and Voting Agreement with William E. Bendush.
(c)(5)     Stock Tender and Voting Agreement with Alan V. King.
(c)(6)     Stock Tender and Voting Agreement with William A. Klein.
(c)(7)     Stock Tender and Voting Agreement with Gary E. Liebl.
(c)(8)     Stock Tender and Voting Agreement with Anthony R. W.
           Richardson.
(c)(9)     Stock Tender and Voting Agreement with John W. Hohener.
(c)(10)    Stock Tender and Voting Agreement with Richard D. Bell.
(c)(11)    Stock Tender and Voting Agreement with James Cogan.
(c)(12)    Stock Tender and Voting Agreement with Christopher Rollison.
(c)(13)    Stock Tender and Voting Agreement with Cheryl Moreno.
(d)        None.
(e)        Not applicable.
(f)        None.